February 9, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Charlie Guidry and Mr. Donald Field

Re: Hudson Acquisition I Corp.

Draft Registration Statement on Form S-1

Submitted on May 12, 2021

CIK No. 0001853047

Dear Mr. Charlie Guidry and Mr. Donald Field:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 3, 2021 (the “Comment Letter”) relating to the draft registration statement (the “Registration Statement”), which was submitted to the Commission by Hudson Acquisition I Corp. (the “Company” or “we”) on May 12, 2021.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form S-1 (“S-1”) which is submitted to the Commission simultaneously together with this letter.

Draft Registration Statement on Form S-1

Anticipated expenses and funding sources, page 13

Comment

1. We note that the $375,000 not held in the trust account will be insufficient to cover your anticipated operating expenses for the initial 12 month completion window. In this regard, we note your expenses detailed on page 54 and the assumption that you will need to draw on the Promissory Note. Please revise this section to clarify your current intentions to draw upon the Promissory Note to fund operating expenses and disclose the amount that you currently intend to draw to fund operations through the initial 12 month completion window.

Response: We have revised the Registration Statements to clarify the amount not held in the trust will be insufficient to cover the anticipated operating expenses for the initial completion window of the first ten months, as updated in the S-1. Please see page 13 of the S-1 for details.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

If the net proceeds of this offering not being held in the trust account are insufficient, page 31

Comment

2. Please revise this risk factor to clarify that the funds not held in the trust account are insufficient to cover your operating expenses without drawing upon the Promissory Note. Please revise to quantify the shortfall and disclose your intentions to rely upon the Promissory Note to fund such shortfall.

Response: We have revised the risk factor mentioned above to quantify the shortfall and disclose the Company’s intentions to draw upon the Promissory Note to fund the operating expenses. Please see page 32 of the Registration Statement for details.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Huan Lou, Esq.
Name:	Huan Lou, Esq.
On behalf of Hudson Acquisition I Corp.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW